Exhibit 99.4

Shareholder’s Manual
Annual and Extraordinary General Meetings
April 25, 2025

Message from the Management

Dear Shareholders,

To facilitate and encourage your attendance in the Ordinary General Meeting of Suzano S.A. (“Suzano” or “Company”), to be held on April 25, 2025, at 10:00 a.m., exclusively digitally (“AGM”), we have prepared this Shareholder’s Manual (“Manual”).

This document is in accordance with the principles and practices of good corporate governance adopted by the Company but does not exempt the careful and complete reading of other documents related to AGM, especially the Management Proposal, prepared under the rules of the Securities and Exchange Commission (“CVM”) and Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at the AGM, to be held exclusively digitally, under CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81/22”). Without prejudice to attendance in the AGM through a digital platform as detailed below in this Manual, the Company also strongly encourages shareholders to use alternative voting mechanisms, in particular, the use of the absentee ballot, detailed below in this Manual.

Suzano reiterates that it is committed to its responsibility to continue supplying Brazil and the world with cellulose, paper, and sanitary papers, essential raw materials or critical items for the hospital, pharmaceutical, food, and personal hygiene network, among others because it believes that it's only good for the Company if it's good for the world.

Best regards,

David Feffer Chairman of the Board of Directors	João Alberto Fernandez de Abreu Chief Executive Officer

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Guidelines

DATA AND TIME
Friday, April 25, 2025, at 10 a.m. (GMT-03:00)

VENUE
Exclusively digital, under RCVM 81/22, as detailed below.
QUORUM FOR THE HOLDING
Holding of the AGM on first call with the presence of at least one quarter (1/4) of the share capital.
WHO CAN ATTEND
All shareholders holding registered common shares issued by Suzano may attend the AGM, either by themselves or by legal representatives or proxy duly appointed under current law and the guidelines provided in this Manual.

Attendance of Holders of American Depositary Shares (“ADS”)
ADS holders will be able to attend in the AGM, in which they will be represented by The Bank of New York Mellon (“BNY”), as a depositary financial institution, subject to the terms and procedures established in the Deposit Agreement entered into with Suzano. BNY will send voting ballots (proxy) to ADS holders so that they can exercise their voting rights, being represented at the AGM through their representative in Brazil.
HOW TO ATTEND
Shareholders, or their representatives, under the law, may attend the Company’s AGM by: (i) video conference at the date and time of the AGM through the Digital Platform “Atlas AGM” (“Digital Platform”), made available by the Company through the link https://atlasagm.com or (ii) previously sending the Distance Voting Ballot, in accordance with RCVM 81/22.

REQUIRED DOCUMENTATION

(1) Video Conference through the Digital Platform

Attendance by video conference through the Digital Platform, to be accessed on the day and time of the AGM, will be restricted to Shareholders, their representatives or proxies, as the case may be,
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who register on the Digital Platform through the link https://atlasagm.com, up to and including April 23, 2025, in which they must submit the following information:, (i) e-mail, telephone and identification document number of the shareholder, proxy or legal representative, (ii) proof of ownership of shares issued by the Company, issued by the bookkeeping financial institution or custody agent; and
(iii) the applicable documents, as shown below (“Attendance Registration”):

(a) Individual: copy of a valid identity card with photo, and, if applicable, copy of the identity card with photo of their proxy and the respective power of attorney.

(b) Legal Entity: copy of a valid identity card with photo of the legal representative and copy of documents proving representation, including the power of attorney and copy of the by-laws or articles of association and the minutes of election of managers.

(c) Investment Fund: copy of a valid identity card with photo of the representative and documents proving representation, including a power of attorney and copy of the fund's bylaws in force, bylaws or articles of association of its administrator or manager, as applicable, and the minutes of election of administrators or managers.

The proxy must have been appointed less than one (1) year ago and be a shareholder, manager of the Company, an attorney registered in the Brazilian Bar Association – OAB or a financial institution.

As provided in the Official Letter-Circular – 2025 – CVM/SEP (“Official Circular”), shareholders that are legal entities may be represented in the AGM by their legal representatives or agents duly appointed in accordance with the organizational documents of the company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, according to the decision of the Board of CVM in CVM Administrative Proceeding No. RJ-2014-3578, may be represented in the AGM by their legal representatives or agents duly appointed by their manager or administrator, under their regulations, bylaws or articles of association of their administrator or manager, as applicable.

To facilitate and encourage shareholder attendance in the AGM, regarding the documents indicated above, the formalities of notarization, authentication, consularization, annotation, or sworn translation are waived, and in the latter case, a free translation into Portuguese is sufficient. Note that documents in English and Spanish are exempt from free translation.

Further guidance on how to Register for Attendance can be found in the Digital Platform Manual, available at https://help.atlasagm.com/hc/pt-br.

Once the representation documents sent in accordance with the above terms are in order, the Company will authorize the Shareholder’s Attendance Registration. The shareholders who requested to participate by videoconference though the Digital Platform will be able to access the Annual General Meeting (AGM) in the 'Overview' tab of the Digital Platform on the date of the meeting.

In the event of the need for supplementary documentation and/or additional clarifications with respect to the documents sent for the purposes of the Attendance Registration, the shareholder will receive the request to supplement the Attendance Registration on the Digital Platform via the e-mail address informed in the Attendance Registration.

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According to article 6, third paragraph, of RCVM 81/22, the Company clarifies that, if the shareholder do not make the Attendance registration, under the terms established above, by and including April 23, 2025, or if the requests for additional documentation and/or additional clarifications referred to in the previous paragraph are not met to attest to the regularity of the shareholder's representation, it will not be possible for the shareholder to attend in the AGM through the Digital platform.

The Company also highlights that the Digital Platform Attendance Registration is unique and non-transferable, with the shareholder (or their respective proxy or representative, as applicable) assuming full responsibility for the possession and confidentiality of the information and guidelines transmitted to them by the Company under this Manual.

The Company also requests that, on the day of the AGM, qualified shareholders access the Digital Platform at least 30 minutes before the scheduled meeting time, to allow the validation of access and attendance of all shareholders. Access to the AGM will not be permitted after meeting has begun.

To access the Digital Platform, you need a device with a camera and audio that can be enabled. If there is any access difficulty to the Digital Platform, the shareholder must contact via Chat of the Platform.

Finally, the Company clarifies that it is not and will not be liable for any operational or connection problems of the shareholder, as well as for any other problems external to the Company that may make it difficult or impossible for the shareholder to attend the AGM through the Digital Platform.

(2) Distance voting

As provided in articles 30 et seq. of RCVM 81/22, the Company's shareholders may also vote at the AGM through distance voting, to be formalized through the Distance Voting Ballot (“Ballot”), available on the Company’s website (www.suzano.com.br/ri), in the Documents delivered to the CVM - 2025 Meeting area, and also on the CVM websites (www.cvm.gov.br) and B3 (http://www.b3.com.br).

Distance voting, using the Ballot, can be exercised in four (4) ways:

(i) through the transmission of instructions for completing the Ballot to the respective custodian of each shareholder, in accordance with the procedures established by them and the documents and information required by them;

(ii) by transmitting the instructions for completing the Ballot to the central depositary, directly through the electronic system made available by B3, through the Investor Area (available at https://www.investidor.b3.com.br/), in the “Services” section, under “Open Meetings”;

(iii) through the transmission of instructions for completing the Ballot to the financial institution contracted by the Company to provide securities recordkeeping services, in the case of shares that are not deposited in a central depository, in accordance with the procedures established and the documents and information required by it; or

(iv) directly to the Company, by completing and signing the Ballot on the Digital Platform (via link https://atlasagm.com), pursuant to article 28 of RCVM 81/22, after completing the Attendance Registration and presenting the other representation documents and proof of ownership indicated in item (1) above.
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Additional instructions for filling in and digitally signing the Ballot through the Platform can be found in the “Guide for voters”, available in the “Help” section of the Digital Platform website (via link https://atlasagm.com).

Voting instructions must be received by the custodian agent, the bookkeeper, the central depositary or the Company no later than four (4) days before the date of the AGM, i.e., up to and including April 21, 2025.

After the term for distance voting, that is, April 21, 2025 (inclusive), shareholders will no longer be able to change the voting instructions sent, except in the AGM itself, via attendance through the Digital Platform, when they may specifically request the disregard of voting instructions sent by Ballot before the respective matter is submitted to a vote.

The Company's Management strongly encourages shareholders to make special use of this method of voting, even giving preference to the options referred to in items (i) and (ii) above (i.e., transmission of the BVD to the custodian agent, central depositary or bookkeeper). If the option adopted is to send the BVD directly to the Company, the Management reinforces the need to Registration Attendance in order to send the BVD through the Digital Platform.

ADDITIONAL CLARIFICATIONS
Shareholders Registration
In case of difficulty accessing registration on the links indicated above to attend the AGM, Suzano is available for clarification via emails ri@suzano.com.br and societário@suzano.com.br.

Voting rights
Each common share issued by the Company gives the right to one vote in the resolutions on the AGM agenda.

TALK TO IR
For further information, Suzano’s Investor Relations Department is available for any additional clarifications by telephone at (+55 11) 3503-9330 or by email at ri@suzano.com.br.

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Matters to resolution

Under the terms of the Notice of Meeting published in the newspapers “Correio da Bahia” and “O Estado de São Paulo”, and provided on the Company's website (www.suzano.com.br/ri), in the Documents delivered to the CVM - 2025 Meetings area, and also on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br), websites, the AGM agenda will comprise the subjects indicated below:

(i) Review the management accounts for the fiscal year ended December 31, 2024;

(ii) Examine, discuss and vote on the Company's financial statements for the fiscal year ended December 31, 2024, as well as consider the management report for such fiscal year;

(iii) If the Fiscal Council is established, decide to set the number of members that will comprise the Fiscal Council at three (3) members;

(iv) If the Fiscal Council is established, deliberate on the election of its members; and

(v) Set the overall annual compensation of the Company's management and Fiscal Council, if estabilished, for the fiscal year ending December 31, 2025.

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